[SKADDEN LETTERHEAD]
May 11, 2006
VIA EDGAR TRANSMISSION AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy, Branch Chief

Re:	Packaging Dynamics Corporation Definitive Proxy Statement on Schedule 14A Filed May 11, 2006 File No. 0-49741

Dear Ms. Hardy:
On behalf of Packaging Dynamics Corporation, a Delaware corporation (“Packaging Dynamics” or the “Company”), and in response to the supplemental comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter received by telecopy on May 8, 2006 (the “Third Comment Letter”), we hereby submit for filing via EDGAR the definitive proxy statement on Schedule 14A. For the convenience of the Staff, we are providing courtesy copies of the definitive proxy statement marked to show all changes made since filing with the Commission on April 26, 2006.
The definitive proxy statement contains responses of the Company to the Staff’s comments in the Third Comment Letter, as well as other changes that are intended to update, clarify and render more complete the information contained therein.
On behalf of the Company, we also provide below the responses to the comments of the Staff set forth in the Third Comment Letter. To facilitate the Staff’s review, each of the responses is set forth in ordinary type beneath the corresponding Staff comment from the Third Comment Letter, which appears in bold italics. All references to page numbers and captions in the responses below correspond to the definitive proxy statement, unless specified otherwise.

Securities and Exchange Commission
May 11, 2006

General
1. We note your response to prior comment 4. Please disclose the information set forth in the first paragraph of your response pursuant to Item 14(b)(7) of Schedule 14A.
RESPONSE: The disclosure on page 20 of the definitive proxy statement has been revised in response to the Staff’s comment.
Deutsche Bank Securities, Inc.
2. We note your response to prior comment 8. However, please disclose the implied enterprise and equity values for the Premiums Paid Analysis (page 30) and Discounted Cash Flow Analysis (page 31) valuation methods, as set forth on page 6 of Deutsche Bank’s materials.
RESPONSE: The disclosure on page 31 of the definitive proxy statement has been revised in response to the Staff’s comment. The implied Packaging Dynamics equity value for each such valuation is currently disclosed in the definitive proxy statement on a per share basis.
Oak Hill Securities Funds
3. We note your response to prior comment 10. Please quantify in dollars the fees Oak Hill Advisors will derive from such transaction.
RESPONSE: The disclosure on page 51 of the definitive proxy statement has been revised in response to the Staff’s comment.
If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (312) 407-0820. Facsimile transmissions may be sent to the undersigned at (312) 407-8514.
Very truly yours,
/s/ William R. Kunkel, Esq.

cc:	Brigitte Lippmann (Securities and Exchange Commission) Frank V. Tannura (Packaging Dynamics Corporation) Julie Jones, Esq. (Ropes & Gray LLP)